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February 5, 2013	HO CHI MINH CITY
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Re:	Diamond Offshore Drilling, Inc.

Form 10-K for the Year ended December 31, 2011

Filed February 23, 2012

File No. 001-13926

Dear Mr. Skinner:

On behalf of Diamond Offshore Drilling, Inc. (the “Company”), accompanying this letter is the Company’s Memorandum of Response to the comment letter, dated January 8, 2013, from the staff of the Division of Corporation Finance of the Securities and Exchange Commission to the Company. Please copy me (at the email address above) on any correspondence to the Company concerning this matter that is provided via email.

If you have any questions or comments concerning this matter, please contact me.

Very truly yours,

/s/ Shelton M. Vaughan

Shelton M. Vaughan

Attachments

cc:	William C. Long, Esq.

Senior Vice President, General Counsel and Secretary

Diamond Offshore Drilling, Inc.

DUANE MORRIS LLP
1330 POST OAK BOULEVARD, SUITE 800 HOUSTON, TX 77056-3166	PHONE: 713.402.3900 FAX: 713.402.3901

DIAMOND OFFSHORE DRILLING, INC.

(the “Company”)

Memorandum of Response

to

Comments of the Securities and Exchange Commission

regarding

the Company’s

Form 10-K for the fiscal year ended December 31, 2011

Filed February 23, 2012

(File No. 001-13926)

February 5, 2013

General

This memorandum sets forth the responses of Diamond Offshore Drilling, Inc., a Delaware corporation, to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by the letter (the “Comment Letter”) dated January 8, 2013 concerning our Form 10-K for the fiscal year ended December 31, 2011 (File No. 001-13926) (the “2011 Form 10-K” or the “Report”).

The numbers of the responses in this memorandum correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. References in the text of the responses herein to captions and page numbers are to the captions and page numbers in the Report. References to “we,” “us” or “our” mean the Company and our consolidated subsidiaries, unless the context requires otherwise. Capitalized terms used in this memorandum and not otherwise defined herein have the meanings given to them in the Report.

Response to Staff Comments

Form 10-K for the year ended December 31, 2011

Financial Statements, page 45

Notes to Consolidated Financial Statements, page 52

Note 15, Segments and Geographic Area Analysis, page 75

1.	We have considered your response to prior comment number 2 from our letter dated September 25, 2012 and are unclear as to your basis for concluding that aggregation of your operating segments into a single reportable segment is appropriate. In this regard, we note that there appear to be significant differences between certain of your drilling units, and that these differences serve as the basis for the presentation, throughout your filing, of information based on the groupings ultra-deepwater, deepwater and mid-water floaters; and jack-ups. The descriptions of the drilling units contained in each of these groupings suggest that there are material differences in the design and capabilities of the underlying drilling units, and information regarding utilization, day rates and operating profits suggests that the different groupings do not have similar economic characteristics.

In view of these considerations, further explain to us why you believe aggregation of your operating segments into a single reportable segment is appropriate. As part of your response, address why you believe each of the aggregation criteria, including economic similarity, are met for the drilling units within each of the groupings. For example, explain why you believe the nature of the service, and the method used to provide the service, are the same for jack-up rigs and ultra-deepwater floaters.

Response: We are a global offshore oil and gas drilling contractor with a fleet of 44 offshore rigs, including six under construction, each of which meets the definition of an operating segment under the guidance provided in Accounting Standard Codification (“ASC”) 280-10 “Segment Reporting” (“ASC 280-10”). As disclosed in the 2011 Form 10-K, we believe that the combination of our drilling rigs into one reportable segment is the appropriate aggregation in accordance with applicable accounting standards on segment reporting, but, although we manage our business from a fleet level, for purposes of the discussion and analysis of our results of operations, we provide greater detail with respect to the types of rigs in our fleet to enhance the reader’s understanding of our financial condition, changes in financial condition and results of operations.

Under the guidance of ASC 280-10-50-1, Segment Reporting-Operating Segments, “An operating segment is a component of a public entity that has all of the following characteristics:

•

It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity). Each of our drilling rigs (ultra-deepwater, deepwater and mid-water floaters and jack-ups):

•	Engages in providing drilling services (business activities) from which it earns revenue and incurs expenses;

•	Is marketed to our customers on an individual basis, has its own revenue contracts, has its own rig employees, and incurs operating expenses distinguishable from the other rigs;

•	Has contracts that can range from one month to several years based on the demands of each specific customer, and each contract is on a standalone basis; and

•	Earns revenue and incurs expenses under the performance of a contract clearly distinguishable from contracts of other rigs.

•	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

•

Our Chief Executive Officer represents our Chief Operating Decision Maker (“CODM”). The CODM reviews the operating results of each rig on an individual basis, makes decisions about resources to be allocated to each rig, and assesses each rig’s performance independent of any other rigs.

•

Decisions regarding resources to be allocated to each rig are based upon customer needs and demand. As previously requested, we provided the Staff a copy of our CODM package (which we refer to as the Graybook), subject to our request for confidential treatment, in connection with our response to the Staff’s comment letter dated September 25, 2012.

•	Its discrete financial information is available.

•

The CODM package outlines discrete information such as gross revenue, operating expenses, rig operating margin, EBITDA and Net Income (Loss) as well as net book values and other performance metrics for each individual rig in addition to summarizing this information by rig type.

•

We present discrete financial information at the rig level including discrete income statements. We also accumulate revenues, operating expenses, depreciation, and general and administrative expenses for each rig type. Even though some of the information is summarized by rig type, the data reviewed and used to make economic decisions is data compiled and presented at the individual rig level.

Each of the above criteria is met at the individual rig level, making each rig its own operating segment under ASC 280-10-50-1, Segment Reporting-Operating Segments. Therefore, we have determined the appropriate number of operating segments to be 44.

Our business is delivering drilling services to our oil and gas customers worldwide. Our operations are made up of 44 distinct assets which are managed collectively as one operating fleet. Although 44 operating segments for most companies may be considered to be a significantly high number for a CODM and his management team to evaluate, since each operating segment represents one distinct asset with one customer contract, the majority of which are long-term in nature, our management team is able to regularly assess our assets (operating segments) at this level.

We do not make operating decisions at the rig-type level. The CODM evaluates each drilling rig separately, as decisions to move rigs to different geographic locations and perform upgrades (or other rig modifications) are based on our effort to meet customer demand. Our customer needs and demand are met using individual assets or rigs as opposed to a rig type. If there is demand in the North Sea, for instance, we will bid contracts using a specific asset (i.e., rig) as opposed to a group of assets designated by rig type or region. Given the operating decisions being made, the information necessary to make these decisions must be reviewed at the rig level and, although summaries of the information are presented by rig type, they are not used by the CODM in his decision making process.

As discussed above, we manage the Company as one business delivering drilling services to oil and gas companies around the world. Our management structure is designed to execute our business from an overall fleet perspective to serve our customers’ needs. Our operating and management structure includes our CODM, as well as our centralized marketing, operations, engineering, legal, and financial departments. The head of each of these departments serves as a direct report to our CODM. All of these departments and department heads are responsible for their functions for the entire business at the overall fleet level, regardless of rig type or geography. Incentive compensation of our CODM as well as our department heads is based upon the performance of the entire fleet. We allocate resources singularly, based on customer contracts and demand. Our CODM focuses on where assets can be deployed on a global basis in order to meet customer requests. Assets are deployed individually (individual rigs) to meet specific customer demand as opposed to all assets within a region or rig type.

Our CODM and his management team do not use financial information grouped by region or by rig type in the allocation of resources. Operating results by rig type are a function of specific customer contracts and demand. These groupings are used to summarize operating results but are not representative of the organizational structure of the Company or the level at which resource allocation decisions are made. Additionally, as discussed above, our management structure is not organized by rig type and we do not have management personnel that oversee one specific rig type. We believe that because of the individual nature in which our resources are allocated, we operate in 44 segments, with each rig encompassing its own operating segment, constituting one overall fleet of drilling rigs to serve our customers.

We believe we meet the “similar economic characteristics” criteria for aggregation of our 44 operating segments into one reportable segment under the guidance of ASC 280-10-50-11. We believe the economic characteristics of each rig are similar based on the nature of the revenue earning process. Each rig operates in a global market in which market factors that exist would affect all rigs, as opposed to just one rig or rig type. Over the operating life of each drilling rig, the operating margin percentages will vary from year to year due to market conditions such as commodity prices, supply of rigs on a worldwide basis, timing and length of contracts and other geopolitical pressures. For example, the same rig may earn a 50% margin in the Gulf of Mexico compared to a 30% margin in Brazil. These variances are due to the varied demand and operating costs associated with each region. For instance our rig, the Ocean Confidence, had an operating margin of 80% while operating in the Gulf of Mexico in 2009 compared to an operating margin of 41% while operating in West Africa in 2011. These variances are due to increased costs related to operating in West Africa coupled with a lower dayrate due to the change in oil prices. However, these variables will impact the operating margins in a similar manner over the course of the rig’s operating life regardless of rig type. Further, other economic measures that are critical to our operating segments, including contractual dayrates, rig utilization rates, timing of contract execution due to the market and unusual operating situations and overall return on investment percentages are similar and move consistently across our operating segments as market conditions change over the operating life of the rig. These factors that contribute to the variances over time are driven by the mobility of the rigs between geographic regions in response to the needs of our customers operating in our worldwide marketplace. In addition, many customers are willing to pay a mobilization fee for these rigs upon moving from one marketplace to another dependent on demand in that region which may cause variances in operating margin. Therefore, we have determined that our operating segments have similar economic characteristics, as they relate to our industry, over the operating lives of our drilling rigs.

Disaggregating our rigs into any other grouping, such as rig type, would not be more meaningful than our one overall fleet of rigs grouping as the variability in economic characteristics move consistently across the fleet without regard to rig type. Inappropriate focus on the margins as a basis for aggregation in light of the variability described above would not provide valuable additional information, and a similar level of variability demonstrated over the life of a rig and between each rig would also exist between rig types.

ASC 280-10-50-11 further provides that two or more operating segments may be aggregated into a single reportable segment if:

•	The nature of the products and services of the segments are similar. Each of our drilling rigs (ultra-deepwater, deepwater and mid-water floaters and jack-ups):

•	Drills oil and gas wells over water based upon a dayrate basis; and

•

Is mobile and can move from geographical market-to-market. Notably, we moved three rigs from one major geographic area to another during 2012 (the Ocean Guardian from the Falklands to the U.K., the Ocean Spur from Egypt to Ecuador, and the Ocean King from Montenegro to the Gulf of Mexico). We also moved two rigs (the Ocean Scepter from the Gulf of Mexico to Brazil and the Ocean Yorktown from Brazil to the Gulf of Mexico) and eight rigs (the Ocean Confidence from the Gulf of Mexico to the Congo, the Ocean Endeavor from the Gulf of Mexico to Egypt, the Ocean America from the Gulf of Mexico to Australia, the Ocean Scepter, Ocean Baroness, Ocean Star and Ocean Courage from the Gulf of Mexico to Brazil, and the Ocean Valor from Singapore to Brazil) in 2011 and 2010, respectively.

•	The nature of the production processes of the segments are similar. Each of our drilling rigs (ultra-deepwater, deepwater and mid-water floaters and jack-ups):

•	Is contracted to a customer for a dayrate for drilling services, typically with a crew trained to operate the rig;

•	Has crews that are interchangeable;

•	Is required to have five-year surveys and be certified by the same regulatory bodies; and

•	Is supported by the same technical services and maintenance personnel from central locations.

•	The types or classes of customers of the segments are similar. Each of our drilling rigs (ultra-deepwater, deepwater and mid-water floaters and jack-ups):

•	Has customers that are in the business of hydrocarbon extraction; and

•

Can work for the same customer, which includes major and independent oil and gas companies, as well as government-owned oil and gas companies (e.g., both mid-water and ultra-deepwater floaters are currently providing services to the same customer in Brazil). However, as discussed above, these contracts have been separately reviewed and bid for using the respective rigs.

•	Method used to distribute products or services. Each of our drilling rigs (ultra-deepwater, deepwater and mid-water floaters and jack-ups):

•	Operates under similar term contracts that can span from one month to more than three years; and

•

Is marketed by the same marketing personnel, each of whom is responsible for marketing all of our rigs on an individual basis, not just one particular type or class of drilling rig or geographical area.

•

If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities. Each of our drilling rigs (ultra-deepwater, deepwater and mid-water floaters and jack-ups):

•	Has regulations that are similar and consistent across all rig types and geographical areas; and

•	Is required to have five-year surveys and be certified by the same regulatory bodies.

Additionally, none of our individual operating segments (individual rigs) qualify for separate reporting as none of our rigs meet the 10% threshold of combined revenue, reported profit, or combined assets.

Because we are organized and manage our business on a fleet basis, and each of our 44 operating segments was determined to meet the criteria for aggregation as outlined in ASC 280-10-50-11, we have concluded that, based upon the judgment of management, aggregation into one reporting segment is appropriate under accounting principles generally accepted in the United States of America.

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